SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RESOURCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

76123C105

(CUSIP Number)

Michael Campbell

11753 Willard Avenue

Tustin, CA  92782

(714) 832-3249

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123C105

1	name of reporting person i.r.s. identification no. of above person (entities only) Michael Campbell
2	check the appropriate box if a member of a group* N/A (A) ☐ (B) ☐
3	sec use only
4	source of funds* pf
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 15,515,187 shares(1)
	8	shared voting power 0 shares
	9	sole dispositive power 15,515,187 shares(1)
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 15,515,187 shares(1)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 41.5%(1)
14	type of reporting person* IN

(1)	Includes 2,250,000 shares of common stock underlying stock purchase options that are currently exercisable.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 16, 2009, as amended by Amendment No. 1, Amendment No. 2 and Amendment 3 thereto filed with the Securities and Exchange Commission on March 12, 2010, September 30, 2011, and October 11, 2011, respectively (collectively, the “Schedule 13D”), by Michael Campbell with respect to common stock, par value $.001 per share (the “Common Stock”), of Resource Holdings, Inc., a Nevada corporation (the “Issuer”).  Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5 of Schedule 13D is hereby amended and restated as follows:

(a),(b)    Pursuant to Rule 13d-3(a), at the close of business on March 30, 2012, the Issuer had 35,113,670 shares of Common Stock issued and outstanding. Michael Campbell beneficially owns 15,515,187 shares of Common Stock, including 2,250,000 shares of Common Stock underlying stock purchase options that are currently exercisable, which shares constitute approximately 41.5% of the outstanding shares of Common Stock of the Issuer. Michael Campbell has sole power to vote and direct the disposition of his shares of Common Stock.

Item 5 of Schedule 13D is hereby amended by inserting the following sentence after the first paragraph:

(c)           Mr. Campbell has not effected any transactions in the Common Stock during the past 60 days, except for the following:

Item 5(c) of Schedule 13D is hereby supplemented as follows:

Between December 22, 2011 and March 2, 2011, pursuant to various Stock Purchase Agreements, Mr. Campbell sold an aggregate of 1,225,000 shares of Common Stock for a purchase price of $0.40 per share in various privately-negotiated transactions. Each such sale was made in a transaction that was exempt from registration under the Securities Act, and each purchaser represented to Mr. Campbell that such purchaser understood that the acquired shares are “restricted securities” within the meaning of Rule 144 under the Securities Act and are subject to the resale limitation imposed thereby and by the Securities Act.

Item 5 of Schedule 13D is hereby amended by deleting the last sentence and replacing it with the following Items 5(d) and 5(e):

(d)           Mr. Campbell has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby amended and restated as follows:

The information provided under Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

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Except as described in Item 4 and Item 5 of this Schedule 13D, to the best knowledge of Mr. Campbell, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Mr. Campbell and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2012

By:	/s/ Michael Campbell
Michael Campbell

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